SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM   NT 10-K

FOR THE ANNUAL PERIOD ENDED JUNE 30, 2000

DATAWORLD SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

11-2816128
(I.R.S. Employer Identification Number)

THE COMPANY REQUESTS AN EXTENTION DUE TO SIGNIFICANT TRANSACTIONS OCCURRING DURING THE LAST MONTH OF THE QUARTER THAT NEED TO BE FINALIZED WITH ITS ACCOUNTANTS.


                                  DATAWORLD SOLUTIONS, INC.

                                  By: /s/ Nicholas T. Hutzel
                                          -------------------
                                          Controller